SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated February 6, 2015

MATERIAL FACT

Further to the Material Fact notifications regarding an agreement among certain shareholders, Banco Santander hereby announces that it has been formally notified that within the hereditary process following the death of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, a total of 6,000,000 Banco Santander shares have been transferred to Ms. Paloma O´Shea y Artiñano from his not yet vested inheritance. Likewise, the information reported in due course detailing the shares contained in the syndication is as stated below:

Shares included in the syndication

The syndication involves a total of 73,732,624 shares of the Bank (0. 5244% of its share capital) as per the following breakdown:

Inheritance (not yet vested) of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	552,426
Ms. Ana Patricia Botín-Sanz de Sautuola O’Shea (1)	8,079,986
Ms. Paloma Botín-Sanz de Sautuola O’Shea (2)	7,835,293
Mr. Emilio Botín-Sanz de Sautuola O’Shea (3)	16,873,709
Ms. Carmen Botín-Sanz de Sautuola O’Shea	8,636,449
Mr. Francisco Javier Botín-Sanz de Sautuola O’Shea (4)	16,288,313
PUENTEPUMAR, S.L.	0
LATIMER INVERSIONES, S.L. (5)	553,508
CRONJE, S.L.U.	9,337,661
NUEVA AZIL, S.L.U.	5,575,279
TOTAL	73,732,624

(1)	Indirectly 7,996,625 BS shares through Bafimar, S.L.
(2)	Indirectly 6,628,291 BS shares through Bright Sky 2012, S.L.U.
(3)	Indirectly 7,800,332 BS shares through Puente San Miguel, S.L.U.
(4)	Indirectly 4,652,747 BS shares through Inversiones Zulú, S.L.U. and 6,794,391 BS shares through Agropecuaria El Castaño, S.L.U.
(5)	The bare ownership of 553,508 shares corresponds to the Botín Foundation, but the voting rights are assigned to Latimer Inversiones, S.L. as their beneficial owner.

In all other aspects, the aforementioned syndication agreement remains unaltered.

Boadilla del Monte (Madrid), 6th February 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 6, 2015	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer